SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                                                                                                                                                                                       9 February 2005

SkyePharma PLC ("the Company")
Notification of Major Interest in Shares

In accordance with the Companies Act 1985 (as amended) the Company was informed on 8 February 2005 that following a series of market making transactions on 7 February 2005 by Dresdner Kleinwort Wasserstein Securities Limited ("DrKWSL"), Allianz AG and its subsidiaries, which include DrKWSL, had a notifiable interest of 19,388,772 Ordinary Shares, representing 3.1% of the issued share capital of the Company. These Ordinary Shares are registered in the name of DrKWS Nominees Limited.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   February 09, 2005